Westfield

082-35029

11601 Wilshire Blvd.
11th Floor
Los Angeles, CA 90025
T 310.478.4456

Westfield



Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

June 11, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is an update from the Westfield Group regarding the Group's Australian development. This information was released to the members of Westfield Group on June 3, 2010. This distribution with attachments is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Aline Taireh
Assistant Secretary

Enclosures

dlw 6/22

3 June 2010

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
AUSTRALIAN PORTFOLIO DEVELOPMENT UPDATE PRESENTATION

The Westfield Group today provided an update on the Group's Australian development activity to institutional investors and research analysts. A copy of the relevant presentation is attached.

Yours faithfully
WESTFIELD GROUP



Simon Tuxen
Company Secretary

Encl.

Westfield



10

Westfield Group
Australian Portfolio – Development Presentation

3 June 2010

Disclaimer



This release contains forward-looking statements, including statements regarding future earnings and distributions. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. You should not place undue reliance on these forward-looking statements. These forward-looking statements are based on information available to us as of the date of this presentation. Except as required by law or regulation (including the ASX Listing Rules) we undertake no obligation to update these forward-looking statements

***Note:** All figures within this presentation are presented in Australian dollars unless otherwise stated*

Agenda



- Introduction
  - Team Structure
  - Australian Portfolio Overview
- Current Projects
  - Overview
  - Belconnen
  - Carindale
  - Fountain Gate
  - Miranda
  - Macquarie
- Sydney City Presentation
- Site Tour
- Close and refreshments

Structure Chart



Robert Jordan
Managing Director
Australia & New Zealand

Division Directors

Greg Miles
COO Development, Design & Construction

John Papagiannis
Leasing

Andy Hedges
Management

Michelle Vanzella
Business Development

Justin Lynch
New Zealand

Ian Irving
Design & Construction

Asset General Managers

Paul Altschwager
AU/ NZ Operations CFO

John Batistich
Marketing

Information Technology

Human Resources

Research

Planning & Co-ordination

Business Improvement

Westfield

Portfolio Summary as at 31 December 2009



	United States	Australia	United Kingdom	New Zealand	Total
Centres	55	44	8	12	119
Retail Outlets	9,004	11,747	1,270	1,723	23,744
GLA (million sqm)	5.9	3.6	0.6	0.4	10.5
Westfield Asset Value (billion)[1]	US$15.1	$21.4	£2.7	NZ$3.0	$45.5
Assets Under Management (billion)[2]	US$17.2	$29.4	£4.8	NZ$3.0	$59.5

Gross Lettable Area


UK
6%
Australia
34%
US
56%
NZ
4%

Assets Under Management


UK
14%
Australia
50%
US
32%
NZ
4%

Net Operating Income
(WDC share)


UK
5%
Australia
45%
US
43%
NZ
7%

[1] *WDC share of shopping centre assets including work in progress and assets held for redevelopment*
[2] *WDC and joint venture share of shopping centre assets including work in progress and assets held for redevelopment*

Strength of Westfield's Shopping Centre Business



- Shopping centres are able to create a **Franchise** out of property, which is a commodity asset
- Creating and maintaining this Franchise requires specific skills, due to:
  - Zoning/Planning restrictions
  - Physical restrictions (limited suitable sites)
  - Limited number of 'Major' tenant groups, which are required as anchor tenants
  - Constant changes to consumer spending patterns and retail trading environment
- Westfield strengthens this **Franchise** to create **Value** through intensive management, branding and regular redevelopment
  - Two- thirds of the portfolio (29 of 44 Centres) has been redeveloped in the past 10 Years

Westfield

Quality Shopping Centre Portfolio – Australia



Cap Rates

Dec '09		Jun '09		Dec '08	
Range	*Weighted Avg*	*Range*	*Weighted Avg*	*Range*	*Weighted Avg*
5.25 – 8.0%	6.1%	5.25 – 8.3%	6.0%	5.0 – 7.8%	5.8%


North Queensland
Cairns Central* (50%)
Brisbane
Carindale** (50%)
Chermside
Mt Gravatt (75%)
North Lakes (50%)
Strathpine
Gold Coast
Helensvale (50%)
Pacific Fair* (44%)
Central Coast
Kotara
Tuggerah
Sydney
Bondi Junction
Burwood
Chatswood
Hornsby
Hurstville (50%)
Liverpool (50%)
Macquarie*(55%)
Miranda (50%)
Mt Druitt (50%)
North Rocks
Parramatta (50%)
Penrith Plaza (50%)
Sydney Central Plaza
Sydney City
Warringah Mall* (25%)
Wollongong
Figtree
Warrawong
Canberra
Belconnen
Woden (50%)
Melbourne
Airport West (50%)
Doncaster (50%)
Fountain Gate
Geelong (50%)
Knox* (30%)
Plenty Valley (50%)
Southland (50%)
Adelaide
Marion (50%)
Tea Tree Plaza (50%)
West Lakes (50%)
Perth
Booragoon* (25%)
Carousel
Innaloo
Karrinyup* (33.3%)
Whitford City (50%)

■ *Major redevelopment in the last 10 years*

* *Properties managed by a third party*
** *Held via Carindale Property Trust*

Westfield

Australian Portfolio – 10 Year Growth Snapshot



- **Growth achieved through active asset management, redevelopment and acquisition**

	2009	**1999**	**% Change**
No. of Centres	44	28	57%
Area (m^2)	3.6 m	1.9m	89%
Retail Outlets	11,747	5,850	100%
Total Sales	$21.5 bn	$7.0 bn	200%
Shopping Centre Value[1]	$20.7 bn	$5.9 bn	251%
Net Property Income[1]	$1,224.1m	$388.1m	215%

[1] *WDC Share*

Profile of the Australian Portfolio



Why is the business so robust?

- Focus on having the best assets in best markets
- Re-engineered and strengthened the business over last 10 years
- Delivered stable NOI growth of 5.1% compound per year
- Minimal volatility in cap rates

How was this achieved?

- Invested in the product
- Concentrated on tenancy mix and innovation
- Focused on the business basics
  eg. 76% of virtual vacancies leased

Platform today

- Quality portfolio that has been extensively redeveloped
- Generating superior returns with IRRs >12%
- Growing market share
- Ready for next phase of redevelopment

Westfield

Australian Portfolio – Strong and Stable Growth Profile



- High sales productivity, almost full occupancy and continuous growth in rental income

Specialty Store Sales per sqm[1]



$10,000
$9,500
$9,000
$8,500
$8,000
$7,500
$7,000
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
Introduction of GST
$9,762 psqm

Specialty Store Rent per sqm and Percentage Stores Leased[1]



$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
100%
90%
80%
70%
60%
50%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
Introduction of GST
$1,368 psqm
Specialty Store Rent per sqm ($)
Percentage Stores Leased

[1] At 31 December 2009



Specialty Stores Turnover Per Square Metre (MAT)

Westfield (All Centres)
Urbis (All Regional Centres)
MAT Turnover Per Square Metre
$10,000
$9,500
$9,000
$8,500
$8,000
$7,500
$7,000
$6,500
$6,000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Quality Portfolio with Strong Sales



Annual Sales - Dec '09					Proportion of Australian Portfolio[1]
>$1 bn	Bondi Junction	$1,000.2 m			9%
$750 m → $1 bn	Chermside*	$801.3 m	Warringah Mall*	$767.8 m	13%
	Southland	$788.4 m	Marion*	$766.1 m	
$600 m → $750 m	Knox	$734.7 m	Carindale*	$700.8 m	22%
	Doncaster	$728.7 m	Fountain Gate*	$700.6 m	
	Miranda*	$723.0 m	Hornsby	$614.4 m	
	Parramatta	$718.6 m			
$450 m → $600 m	Penrith	$593.8 m	Carousel	$524.5 m	29%
	Macquarie*	$590.9 m	Tuggerah	$484.6 m	
	Mt Gravatt*	$586.1 m	Tea Tree Plaza*	$479.9 m	
	Booragoon	$582.6 m	Kotara	$479.2 m	
	Pacific Fair*	$565.6 m	Liverpool	$461.5 m	
	Chatswood	$533.5 m			

[1] Based on Dec. 2009 Values (WDC Share) - and excludes Sydney City currently under redevelopment

* Identified major redevelopment

Westfield

Quality Portfolio with Strong Sales



Annual Sales - Dec '09					Proportion of Australian Portfolio[1]
$300 m → $450 m	Whitford City*	$448.8 m	Sydney Central Plaza	$388.2 m	20%
	Woden*	$432.7 m	Westlakes*	$372.1 m	
	Karrinyup	$425.9 m	Mt. Druitt	$363.3 m	
	Burwood	$405.5 m	North Lakes	$347.0 m	
	Belconnen*	$404.5 m	Cairns	$346.2 m	
	Hurstville	$393.5 m	Helensvale	$316.2 m	
< $300 m	Innaloo*	$273.7 m	Plenty Valley*	$262.4 m	7%
	Geelong	$267.2 m	Warrawong	$217.0 m	
	Strathpine	$266.5 m	Figtree	$160.7 m	
	Airport West	$263.0 m	North Lakes	$138.7 m	

[1] *Based on Dec. 2009 Values (WDC Share) - and excludes Sydney City currently under redevelopment*

* *Identified major redevelopment*

Westfield

High Specialty Store Sales Productivity



Specialty Sales (psm)
December '09

> $11,000

Sydney Central	$17,815	Chermside*	$11,094
Booragoon	$13,876	Karrinyup	$11,067
Bondi Junction	$12,319	Carindale*	$11,061
Miranda*	$11,771	Marion*	$11,058

$10,000 → $11,000

Kotara	$10,980	Fountain Gate*	$10,230
Pacific Fair*	$10,710	Mt Gravatt*	$10,164
Carousel	$10,350	Parramatta	$10,005
Penrith	$10,250		

$9,000 → $10,000

Tea Tree Plaza*	$9,978	Chatswood	$9,519
Cairns	$9,916	Doncaster	$9,518
Warringah Mall*	$9,842	Woden*	$9,357
Macquarie*	$9,668	Hurstville	$9,109
Burwood	$9,626	Westlakes*	$9,102

$8,000 → $9,000

Knox	$8,761	Belconnen*	$8,305
Southland	$8,749	Liverpool	$8,286
Figtree	$8,687	Strathpine	$8,081
Whitford City*	$8,682	North Lakes	$8,071
Helensvale	$8,581	Mt Druitt	$8,047

< $8,000

Geelong	$7,759	Tuggerah	$7,346
Hornsby	$7,723	North Rocks	$6,849
Innaloo*	$7,679	Warrawong	$6,196
Airport West	$7,557	Plenty Valley*	$5,729

** Identified major redevelopment*

Westfield

Australian Portfolio – Stability of Income



- **Rental income is secured through base rents payable under lease contracts**
  - **Less than 2% of rental income is directly linked to retail sales performance**
- **Lease structures provide both stability and flexibility to drive income**
  - **Majors lease term – typically 20 years + with upward only reviews throughout the term.**
  - **Specialty lease term – average 5 – 7 years with annual increases of CPI + 2%**

Specialty Lease Expiry Profile by Area - Australia



20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
18.1%
16.0%
13.8%
13.8%
13.5%
6.1%
3.9%
1.5%
2.5%
1.2%
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Westfield

Competitive Advantages



- Single business focus on quality regional mall real estate
  - Value added through vertical integration
  - Westfield owns and manages or has interests in 27 of the top 40[1] centres in Australia
- Strong management focus
  - Intensive management style and culture
  - Global human resources function – best practices between our various geographic locations
- Economies of scale
- A Global Brand – Westfield
- Quality of earnings
  - Recurring income streams – 98% of rental revenue is from minimum contracted rent not directly tied to retailer sales
  - Insulated from short term cyclical effects

[1] *Based on total sales as at December 2009*

Westfield

Westfield



10

Greg Miles

Chief Operating Officer

Development, Design & Construction

Development Aims & Objectives



- Create value adding developments
- Reset / Re-present centre to customer to drive sales from existing centre and investment returns
- Focus on major projects, remixing and positioning projects
- Work to a 5 year rolling program
- Proven track record of value creating developments in Australia

Major Australian Projects

Current

- Belconnen
- Sydney City

Identified Future Major Developments

- Carindale
- Chermside
- Coomera
- Fountain Gate
- Innaloo
- Macquarie Centre
- Marion
- Miranda
- Mt Gravatt
- Pacific Fair
- Plenty Valley
- Tea Tree Plaza
- Warringah
- West Lakes
- Whitford City
- Woden

Completed Projects History



	Opened	WDC Share	Total Cost $m	WDC Share $m	WDC Yield	Enhanced Value at Project Completion (WDC Share) $m	Enhanced Value	Compound growth in centre NOI since completion	Incremental Project IRR (10 years post commencement)
Bondi	2004	100%	968	968	7.60%	252	26.0%	8.3%	18.3%
Innaloo	2005	100%	60	60	10.50%	25	41.0%	6.9%	16.1%
Chermside	2006	100%	200	200	10.20%	149	74.3%	8.8%	18.5%
Tuggerah	2005	100%	120	120	10.20%	50	41.4%	4.2%	17.7%
Parramatta	2006	100%	110	110	7.90%	53	48.5%	4.9%	14.0%
Kotara	2007	100%	170	170	9.10%	83	48.8%	6.1%	16.6%
Mt Druitt	2005	50%	65	33	9.20%	6	19.9%	4.9%	14.7%
Helensvale	2005	50%	180	90	11.50%	35	44.6%	10.5%	20.4%
Liverpool	2006	50%	200	100	9.70%	48	55.2%	2.9%	14.3%
North Lakes	2007	50%	190	95	9.50%	43	52.0%	6.1%	15.7%
Plenty Valley	2008	50%	210	105	10.00%	37	40.8%	7.7%	17.5%
Geelong	2008	50%	210	105	8.80%	27	29.1%	4.0%	16.8%
Doncaster	2008	50%	600	300	9.75%	133	50.9%	6.4%	15.0%
			3,283	**2,456**	**8.9%**	**939**	**40.0%**		**16.5%**

Westfield

Case Study: Chermside, QLD




Westfield
Westfield

- Acquired in 1997 at a cost of $127m
- Major redevelopments in 1999 and 2006 at a total cost of $435m
- Book value at Dec 2009 of $1,280m
- Valuation uplift of $609m since acquisition at Dec 09 = 91% increase over capital invested in a 13 year period
- IRR since acquisition 18.3%



Detailed project case studies can be obtained from our website:

http://westfield.com/corporate//news-announcements/presentations-briefings/

Westfield



10

Westfield Sydney City Project Briefing

Andrew Robertson

Project Director –
Westfield Sydney City

Project Summary



Arial view from South East

Westfield Sydney City Centre

- Iconic world class retail and commercial development located in the heart of Sydney's CBD
- Seven (7) level World class retail facility; 38,000 sqm approx. 250 shops including fashion, diverse food & bars, restaurants, and health/beauty facilities

85 Castlereagh Street

- New commercial office tower comprising 32,800m²
    - Premium Grade with typical floors of 1,485m²
    - Spectacular 1,500m² Sky lobby (Level 7)
    - Sweeping views over Sydney Harbour and Hyde Park

100 Market Street

- Complete refurbishment and reconstruction
    - 28,900m² with large 3,000m² campus style floor plates
    - Four full height atriums

Skygarden Offices

- Existing 12 Level office building
- 15,200 sqm

Westfield

Location

Sydney Central Plaza/Myer

Westfield Sydney City



Westfield Sydney City Trade Area

- Market size
- Trade area population of 4,400,000 people
- Retail market in excess of A$55 billion p.a.

- Market size – Sydney MTA
- Trade area population of 1,500,000 million people
- $20.5 billion retail market

- Sydney CBD – $3.8 Billion retail sales
- 260,000 CBD workers daily
- Tourists – CBD

- David Jones and Myer Department Store sales - Highest grossing Dept Stores in the country combined sales >$550 million MAT



Newcastle
Gosford
Sydney
Wollongong
Outer North
Mid North
North Beaches
Hornsby
Mid North West
Penrith
Outer West
Inner North
Parramatta
Mid West
Inner West
Sydney CBD
Central
Mid South West
Inner East
Campbelltown
Mid South
Outer South West

Westfield

Westfield Sydney City – Before and After



	Number of Shops	NLA	Sydney Central Plaza	Total Retail	Commercial
Existing (Centrepoint, Imperial, Skygarden)	200	26,700	53,900	80,600	51,750
Westfield Sydney	250	38,000	53,900	91,900	77,200

Project Sections


85 Castlereagh Street
100 Market Street
Sky Lobby
Skygarden Offices
Retail Centre
Section Looking West
85 Castlereagh Street
Retail Centre
Section Looking South

Westfield Sydney City – cnr Pitt St and Market St



Westfield Sydney City – cnr Market St and Castlereagh St



Westfield Sydney City – Pitt Street Mall



Westfield Sydney City – 85 Castlereagh Street



85 Castlereagh Street

Westfield



A Dynamic Building Profile





Westfield Sydney City - 85 Castlereagh Street - Sky Lobby



Westfield Sydney City – Key Program Dates



North South Section

Turret Operational

100 Market Street
February 2010

Retail - Zone 2
February 2011


Westfield
SYDNEY

85 Castlereagh Street
April 2012

77 Castlereagh Street
Operational

Food Court - Zones 1- 3
February - June 2011

Retail - Zone 1 & 3
& Basement
October 2010

Westfield

Financials ($m)



	Existing Property @ Jun 2008	Incremental	Total Investment
Project Investment	$700	$1,200	$1,900
Income Range ($m)	$50	$95 - $100	$145 - $150
Project Yield Range	7.0%	8.0% - 8.5%	7.6% - 7.9%
On Completion Value Range			$2,500 - $2,600
Enhanced Value Range for Westfield Sydney Project			$600 -$700
Sydney Central Plaza	$540		$650
Total Sydney City Value Range			$3,150 - $3,250

Westfield Sydney City


Westfield
SYDNEY



Detailed project images can be obtained from our website:

http://westfield.com/corporate//news-announcements/presentations-briefings/

OMB No. 2502-0265

A. Settlement Statement (HUD-1)

B. Type of Loan

1. ☐ FHA 2. ☐ RHS 3. ☐ Conv Unins 4. ☐ VA 5. ☐ Conv Ins. 6. ☐ Seller Fin 7. ☐ Cash Sale.	6. File Number 815161	7. Loan Number	8. Mortgage Ins Case Number

C. Note: This form is furnished to give you a statement of actual settlement costs. Amounts paid to and by the settlement agent are shown. Items marked "(p.o.c.)" were paid outside the closing; they are shown here for informational purposes and are not included in the totals.

D. Name & Address of Borrower	E. Name & Address of Seller	F. Name & Address of Lender
Cindy Sims , **See Addendum**	**St. Louis Assets, LLC** **11601 Wilshire Blvd. Ste. 1100** **Los Angeles, CA**	,
G. Property Location **19 Winslow Lane St. Louis, MO 63131** **19 Winslow Lane** **St. Louis, MO 63131**	H. Settlement Agent Name **Assured Title Company Of Warrenton, LLC (STL West)** **14169 Clayton Road** **Town & Country, MO 63017** **636-256-2542** **Underwritten By: Commonwealth** Place of Settlement **Assured Title Company (West)** **14169 Clayton Road** **Town & Country, MO 63017**	I. Settlement Date **5/28/2010** **Fund: 6/2/2010**

J. Summary of Borrower's Transaction

100. Gross Amount Due from Borrower	
101. Contract sales price	
102. Personal property	
103. Settlement charges to borrower	
104.	
105.	
Adjustments for items paid by seller in advance	
106. City property taxes	
107. County property taxes	
108. Sewer Lateral	
109	
110	
111	
112.	
113.	
114.	
115.	
116.	
120. Gross Amount Due From Borrower	
200. Amounts Paid By Or In Behalf Of Borrower	
201. Deposit or earnest money	
202. Principal amount of new loan(s)	
203. Existing loan(s) taken subject to	
204.	
205.	
206. MSD/ Final Sewer Bill	
207.	
208. Seller Credit for Closing Cost/Prepaids	
209.	
Adjustments for items unpaid by seller	
210. City property taxes	
211. County property taxes 01/01/10 thru 05/28/10	
212. Sewer Lateral	
213.	
214.	
215.	
216.	
217.	
218.	
219.	
220. Total Paid By/For Borrower	
300. Cash At Settlement From/To Borrower	
301. Gross Amount due from borrower (line 120)	
302. Less amounts paid by/for borrower (line 220)	
303. Cash From Borrower	

K. Summary of Seller's Transaction

400. Gross Amount Due to Seller	
401. Contract sales price	**$163,000.00**
402. Personal property	
403.	
404.	
405.	
Adjustments for items paid by seller in advance	
406. City property taxes	
407. County property taxes	
408. Sewer Lateral	
409.	
410.	
411.	
412.	
413.	
414.	
415.	
416.	
420. Gross Amount Due to Seller	**$163,000.00**
500. Reductions in Amount Due to Seller	
501. Excess deposit (see instructions)	
502. Settlement charges to seller (line 1400)	**$9,240.00**
503. Existing loan(s) taken subject to	
504. Payoff of first mortgage loan	
505. Payoff of second mortgage loan	
506. MSD/ Final Sewer Bill	**$17.36**
507.	
508. Seller Credit for Closing Cost/Prepaids	**$3,000.00**
509.	
Adjustments for items unpaid by seller	
510. City property taxes	
511. County property taxes 01/01/10 thru 05/28/10	**$1,344.31**
512. Sewer Lateral	
513.	
514.	
515.	
516.	
517.	
518.	
519.	
520. Total Reduction Amount Due Seller	**$13,601.67**
600. Cash At Settlement To/From Seller	
601. Gross Amount due to seller (line 420)	**$163,000.00**
602. Less reductions in amt. due seller (line 520)	**$13,601.67**
603. Cash To Seller	**$149,398.33**

The Public Reporting Burden for this collection of information is estimated at 35 minutes per response for collecting, reviewing, and reporting the data. This agency may not collect this information, and you are not required to complete this form, unless it displays a currently valid OMB control number. No confidentiality is assured; this disclosure is mandatory. This is designed to provide the parties to a RESPA covered transaction with information during the settlement process.

L. Settlement Charges		Paid From Borrower's Funds at Settlement	Paid From Seller's Funds at Settlement
700. **Total Real Estate Broker Fees**	**$8,965.00**		
Division of Commission (line 700) as follows:			
701. **$4,890.00** to **ReMax Select**			
702. **$4,075.00** to **Sandy Bender Real Estate**			
703. **Commission Paid at Settlement**			$8,965.00
704. 2.5% Commission to **Sandy Bender Real Estate**			
[illegible]			
801. Our origination charge	**$0.00** (from GFE #1)		
802. Your credit or charge (points) for the specific rate chosen	**$0.00** (from GFE #2)		
803. Your adjusted origination charges to	(from GFE A)		
804. Appraisal Fee to	(from GFE #3)		
805. Credit report to	(from GFE #3)		
806. Tax service to	(from GFE #3)		
807. Flood certification to	(from GFE #3)		
[illegible]			
901. Daily interest charges from **6/2/2010** to **7/1/2010** @ **$0**/day	(from GFE #10)		
902. Mortgage Insurance Premium for months to	(from GFE #3)		
903. Homeowner's insurance for years to	(from GFE #11)		
[illegible]			
1001. Initial Deposit for your escrow account	(from GFE #9)		
1002. Homeowner's insurance months @ per month			
1003. Mortgage insurance months @ per month			
1004. City property taxes months @ per month			
1005. County property taxes months @ **$272.50** per month			
1006. Sewer Lateral months @ per month			
1007. Other Proration months @ per month			
1008. months @ per month			
1009. **0** months @			
1010. **0** months @			
1011. Aggregate Adjustment			
[illegible]			
1101. Title services and lender's title insurance to **Assured Title Company of Warrenton, LLC**	(from GFE #4)		
1102. Settlement or closing fee to **Assured Title Company of Warrenton, LLC**			
1103. Owner's title insurance to **Assured Title Company of Warrenton, LLC**	(from GFE #5)		
1104. Lender's title insurance to **Assured Title Company of Warrenton, LLC**	**$0.00**		
1105. Lender's title policy limit $ **$0.00/$0.00**			
1106. Owner's title policy limit $ **$163,000.00/$0.00**			
1107. Agent's portion of the total title insurance premium to **Assured Title Company of Warrenton, LLC**	**$0.00**		
1108. Underwriter's portion of the total title insurance premium to **Commonwealth Land Title**	**$0.00**		
1109. Seller's settlement or closing fee to **Assured Title Company of Warrenton, LLC**			$200.00
1110. Seller's delivery service fee to **Assured Title Company of Warrenton, LLC**			
1111. Seller's clsg prot ltr pd to Underwriter to **Assured Title Company of Warrenton, LLC**			$25.00
1112. Exchange Fee to **Assured Title Company of Warrenton, LLC**			$25.00
1113. Wire Fee to **Assured Title Company of Warrenton, LLC**			$25.00
[illegible]			
1201. Government recording charges	(from GFE #7)		
1202. **Deed ; Mortgage , Release $0.00** **to Assured Title Company of Warrenton, L**			
1203. Transfer taxes	(from GFE #8)		
1204. City/County tax/stamps Deed **$0.00**; Mortgage **$0.00**			
1205. State tax/stamps Deed **$0.00**; Mortgage **$0.00**			
[illegible]			
1301. Required services you can shop for	(from GFE #6)		
1400. Total Settlement Charges (enter on lines 103, Section J and 502, Section K)			$9,240.00

I have carefully reviewed the HUD-1 Settlement Statement and to the best of my knowledge and belief, it is a true and accurate statement of all receipts and disbursements made on my account or by me in this transaction. I further certify that I have received a completed copy of pages 1, 2 and 3 of this HUD-1 Settlement Statement.

Cindy Sims

St. Louis Assets, LLC a Delaware limited liability company
By: Westfield America Limited Partnership, a Delaware limited partnership, its sole member
By: Westfield U.S. Holdings, LLC, a Delaware limited liability company its general partner

By: 
Aline Taireh, Assistant Secretary

SETTLEMENT AGENT CERTIFICATION

The HUD-1 Settlement Statement which I have prepared is a true and accurate account of this transaction. I have caused the funds to be disbursed in accordance with this statement.

Settlement Agent Date

Warning: It is a crime to knowingly make false statements to the United States on this or any other similar form. Penalties upon conviction can include a fine and imprisonment. For details see: Title 18 U.S. Code Section 1001 and Section 1010.

File No. 815161

Addendum to HUD Settlement Statement	
Additional Buyers/Borrowers & Sellers I have carefully reviewed the HUD-1 Settlement and to the best of my knowledge and belief, it is a true and accurate statement of all receipts and disbursements made on my account or by me in this transaction. I further certify that I have received a completed copy of pages 1, 2 and 3 of this HUD-1 Settlement Statement.	
Section D – Additional Buyers/Borrowers	**Section E – Additional Sellers**
Sarah Metoxen and Michael Metoxen, wife and husband ______________________ Sarah Metoxen ______________________ Michael Metoxen	